EXHIBIT 4(b)(ii)

Lord Blackwell
Chairman
Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN

19 February 2019

Strictly Private and Confidential

António Horta-Osório

Dear António

Fixed Share Award and Pension Allowance

I am writing to confirm that in respect of your additional accountabilities as Chief Executive of the Ring Fenced Bank entities, your Fixed Share Award for your role has been reviewed. Effective from 1 January 2019, it will increase to £1,050,000 per annum. The Fixed Share Award will continue to be payable quarterly in shares subject to dealing restrictions that lift pro-rata over five years. For details of how this will operate, please find attached an updated Addendum to your Executive Service Agreement.

With regard to your Pension Allowance, we seek your acceptance to amend the Heads of Terms dated 2 November 2010 (“HoT”) and your Executive Service Agreement dated 3 November 2010 (“the ESA”) which outline your current Pension Allowance arrangements. Effective from 1 January 2019, your Pension Allowance will be set at 33% of your annual Reference Salary (which is defined in the ESA as being the higher of £1,220,000 and your actual annual salary) and the HoT and clause 4.1 of the ESA will be amended accordingly.

If, under the terms of the Executive Service Agreement Addendum, the Group Remuneration Committee (“RemCo”) determines that the Fixed Share Award must be adjusted or discontinued because it would be inconsistent with any legal, regulatory or tax reason, the Group agrees, in a form to be approved by RemCo at that time, to increase your total fixed remuneration by £150,000 per annum. Should such a discontinuation of the Award be required, RemCo will consider alternative remuneration components to ensure the overall package is commensurate with the role of the Group Chief Executive in respect of the remainder of the Award value of £900,000.

Furthermore, on termination of your employment the Group agrees that it will seek RemCo approval at their discretion, acting reasonably and in good faith, for early release of shares under the Fixed Share Award at least to the value of the cumulative deferred impact of the £150,000 increment in your Award provided by this letter.

Lloyds Banking Group plc is registered in Scotland No. SC95000. Registered office. The Mound, Edinburgh, EH1 1YZ

All other terms and conditions of your employment remain unchanged including your Death in Service benefits which will remain at eight times your annual salary and your unfunded benefit provided in pension form directly paid for by the Company. The accrued benefit is 6% of your annual Reference Salary. Your flexible benefits allowance will remain at 4% of your salary as at 1 September of the prior year.

Please countersign a copy of this letter to confirm your agreement to the change to the Pension Allowance terms contained within this letter with effect from 1 January 2019.

Should you have any questions in relation to the above please do not hesitate to contact Matt Sinnott.

Best Regards,

Norman Blackwell

I confirm that I have read and understood the terms set out in this letter and agree that my Executive Service Agreement and Heads of Terms shall be varied to include these terms with effect from 1 January 2019.

Signed	/s/ António Horta-Osório

Print name	António Horta-Osório

Date	19 February 2019

Lloyds Banking Group plc is registered in Scotland No. SC95000. Registered office. The Mound, Edinburgh, EH1 1YZ

EXECUTIVE SERVICE AGREEMENT ADDENDUM

The following clauses should be read in conjunction with your Executive Service Agreement and the letter from the Chairman dated 19 February 2019

FIXED SHARE AWARD

The Award

The Executive is entitled to receive an annual Fixed Share Award (the “Award”) on the following terms. The Award is £1,050,000 per annum effective from 1 January 2019 and payable in respect of the Executive’s role as Group Chief Executive.

The Award is not subject to performance conditions or performance adjustment and accrues on a daily basis. It is paid in Lloyds Banking Group plc (“Lloyds”) ordinary shares (“Shares”), in equal instalments, quarterly in arrears. Where the Executive’s new role commences part-way through a quarter, the corresponding instalment of the Award will be pro-rated downwards to reflect the part of the quarter during which the Executive is in the new role. The number of shares the Executive receives will be determined by deducting income tax and national insurance contributions from each quarterly instalment of the Award and using the net amount to buy Shares as soon as practicable at the end of each quarter (and subject to any dealing restrictions). The Shares will be held in a brokerage account set up in the Executive’s name with the share plan administrators, currently Equiniti. The date upon which each instalment of the Award is paid into the Executive’s brokerage account is referred to in this agreement as the “Allocation Date”.

For each quarterly Award instalment net of deductions, 20% will be released to the Executive each year for five years on or around the annual anniversary of each Allocation Date. The Executive will be notified of the number of shares and of the specific release dates applying to the shares after each Allocation Date.

Where the Executive has a bonus opportunity stated in their offer letter and/or is eligible to be considered for a personal bonus pursuant to paragraph 3.3 above, any bonus will be calculated as a percentage of base salary only (i.e. not the Executive’s base salary plus the value of the Award). Neither bonus opportunity nor eligibility for a personal bonus is a contractual entitlement.

The Employer will not be obliged to pay any Award (or any instalment of any Award) to the Executive if that would be inconsistent with any legal or regulatory or tax requirement in the UK or other relevant jurisdiction. If such an inconsistency arises, the Group Remuneration Committee (“RemCo”), acting reasonably and in good faith, may adjust the terms of any Award or may discontinue payment of the Award. If the Executive’s Award is adjusted or discontinued in this way, the Executive will have no right to any compensatory payment or damages in respect of such change, however, RemCo will consider alternative remuneration components to ensure the overall package is commensurate with the role performed by the Executive.

Unless the Executive is informed otherwise in writing on any Allocation Date, the Award or any instalment will not be taken into account in determining:

•	pension entitlements under this Agreement or pursuant to any Group policy;

•	the Executive’s flexible benefit entitlement (“Flex”);

•	death-in-service benefits;

•	payments in lieu of notice;

•	a “week’s pay” or “month’s pay” for the purpose of calculating severance or redundancy payments under any of the Group’s Job Security Policies or Job Security Agreements or for the purposes of calculating any statutory redundancy entitlements; or

•	any “deputising payments” or “critical payment” to which the Executive may be entitled from time to time.

For the avoidance of doubt, the Award does not form part of “basic salary” for the purposes of the Lloyds’ Long Term Incentive Plans.

Review of the Award

If the Executive’s salary is adjusted to reflect any Group leave policy, e.g. in relation to parental leave or sickness absence the Award will be adjusted in the same proportions as the Executive’s salary.

Change of Role

The Award relates to the Executive’s current role. If the Executive changes role, the Executive will be informed whether they will receive a Fixed Share Award in respect of that new role, and if so, the amount of that Fixed Share Award. In the event that the Executive is not entitled to a Fixed Share Award in such new role (or if the Fixed Share Award in such new role is less than the Executive’s current Fixed Share Award) any instalment (or part of an instalment of the Award) accruing after the change of role may be increased or decreased as appropriate (this may include a decrease to nil) and the Executive will have no right to any compensatory payment or damages in respect of such change.

Leaving employment

If the Executive’s employment terminates part-way through a quarter, the next instalment of the Award will be pro-rated downwards to reflect the part of the quarter during which the Executive was in employment.

The release dates for Shares held in the Executive’s brokerage account will normally continue to apply after the Executive has left. However in exceptional circumstances the RemCo may allow early release of the Executive’s shares and other assets in the brokerage account. This decision will be made within two months of the Executive leaving.

On death, all Shares held in the brokerage account will be released to the Executive’s personal representatives as soon as administratively possible.

On termination of employment, if under the Group’s policies the Executive is entitled to pay in respect of any accrued but untaken holiday, the Executive will receive payment in respect of their accrual of the Award in relation to such untaken holiday. This payment will either be made in cash, or in Lloyds’ shares which will be held in the Executive’s brokerage account together with the final instalment of the Award.

For the purposes of the Award, the Executive’s employment will be treated as terminating when the Executive ceases to be employed by any Group Company.

Brokerage account

The share plan administrator will set up an individual brokerage account in the Executive’s name to manage the award. The share plan administrator will contact the Executive with the terms and conditions of the nominee account and any action required to set up the Executive’s account. If the Executive does not accept those terms, the Employer reserves the right to revoke the Award.

Instalments will be paid into the brokerage account at the end of each quarter.

Rights and dividends

Shares will be held as restricted stock until each release date and the Executive will not be able to sell, pledge, charge, transfer or in any way dispose of the Shares (or any interest in the Shares). After each release date, the Shares will show as unrestricted stock and the Executive will be able to ask for the relevant Shares to be sold or transferred. There may be costs involved in such a sale or transfer, which will be advised at the time by the share plan administrator.

Apart from the restriction set out above, the Executive will be entitled to all rights of a shareholder in respect of the Shares held in the brokerage account from the time they are transferred to that account.

Dividends accruing in respect of your Shares will be automatically reinvested in additional Lloyds’ shares (“Dividend Shares”) unless you wish to receive the dividends in cash and obtain all necessary approvals to do so. Dividend Shares will be held in your brokerage account but you can ask for them to be sold or transferred at any time and you are entitled to all rights of a shareholder in respect of them.

Corporate events

This section applies where there is a Corporate Event and is without prejudice to the Executive’s continuing right to an Award if employment continues following the Corporate Event (albeit that in the event of a Change of Control future Awards will be paid in shares in the acquiring company or other relevant company).

Where a Change of Control occurs part-way through a quarter, the instalment of the Award due to be payable at the end of the quarter will become immediately payable and will be pro-rated downwards to reflect the shorter accrual period. The appropriate number of Shares will then be transferred to the brokerage account.

Unless the RemCo determines otherwise, all Shares held in the brokerage account will be released to the Executive and they may participate in the Corporate Event in the same way as other shareholders. However, the RemCo may instead decide that the Shares held in the brokerage account will be exchanged for shares or other securities in any acquiring company or other relevant company. If so, this new holding will be held in the brokerage account until the release date applying to the Shares to which the new holding relates, on such terms determined at the time. “RemCo” here means the individuals who were members of the Group Remuneration Committee immediately before any Corporate Event. “Corporate Event” means:

•	a Change of Control;

•	a resolution for the voluntary winding up of Lloyds;

•	a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Remco, might affect the current or future value of any Award; or

•	a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the RemCo,

“Change of Control” means:

•	when a general offer to acquire shares made by a person (or a group of persons acting in concert) becomes wholly unconditional;

•	when, under Section 895 of the Companies Act 2006 or equivalent procedure under local legislation, a court sanctions a compromise or arrangement in connection with the acquisition of shares; or

•	when a person (or a group of persons acting in concert) obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of Lloyds in any other way.

Tax matters

Each Award is taxable at each Allocation Date. The number of Shares that will be purchased on the Executive’s behalf will be determined by deducting income tax and national insurance contributions from each quarterly instalment through payroll and using the net amount to buy the Shares. The Executive will be liable for any subsequent capital gains tax on the Shares. The Employer will provide the Executive with an election form under section 431 of the Income Tax (Earnings & Pensions) Act 2003 which the Executive will be required to sign and return within the 14 day period stipulated at the time of receipt of the election form. If the Employer does not receive a signed copy of the enclosed election under section 431 of the Income Tax (Earnings & Pensions) Act 2003 within such 14 day period, they may revoke the Award.

Data protection

Unless the Executive expressly objects to the arrangements outlined in this Agreement, they are deemed to consent to the processing of personal data provided by them to any member of the Group, trustee or third party service provider for all purposes relating to the operation Award including, but not limited to, administering the Awards and Shares and maintaining records.

The Executive agrees that their personal data may be transferred to any member of the Group, trustee of any employee benefit trust, registrars, brokers, third party administrators and any future purchasers of the Group or the business in which the Executive works.